================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 42)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
      (Title of class of securities)                              (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  JULY 12, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------------------------     ---------------------------------------
CUSIP No.  87927W10                  13D                             Page 2 of 7
------------------------------------     ---------------------------------------

-------   ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON                    PIRELLI & C. S.p.A.
          I.R.S. IDENTIFICATION NO.                   Not Applicable
          OF ABOVE PERSON
-------   ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [X]
                                                                     (b) [_]
-------   ----------------------------------------------------------------------
    3     SEC USE ONLY
-------   ----------------------------------------------------------------------
    4     SOURCE OF FUNDS:                                        BK, WC
-------   ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e):                                             [_]
-------   ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION:                           Italy
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:                182,113,185

  NUMBER OF         ------    --------------------------------------------------
   SHARES              8      SHARED VOTING POWER:             2,407,345,359
BENEFICIALLY                                                    (See Item 5)
  OWNED BY          ------    --------------------------------------------------
    EACH               9      SOLE DISPOSITIVE POWER:           182,113,185
  REPORTING
 PERSON WITH        ------    --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER:        2,407,345,359
                                                               (See Item 5)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                 2,589,458,544
-------   ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                   [_]
-------   ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             19.35%

-------   ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:                              CO

--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No.  87927W10                  13D                             Page 2 of 7
------------------------------------     ---------------------------------------

-------   ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON                    OLIMPIA S.p.A.
          I.R.S. IDENTIFICATION NO.                   Not Applicable
          OF ABOVE PERSON
-------   ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [X]
                                                                     (b) [_]
-------   ----------------------------------------------------------------------
    3     SEC USE ONLY
-------   ----------------------------------------------------------------------
    4     SOURCE OF FUNDS:                                              WC
-------   ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e):                                             [_]
-------   ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION:                           Italy
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:                           0

  NUMBER OF         ------    --------------------------------------------------
   SHARES              8      SHARED VOTING POWER:             2,407,345,359
BENEFICIALLY                                                    (See Item 5)
  OWNED BY          ------    --------------------------------------------------
    EACH               9      SOLE DISPOSITIVE POWER:           182,113,185
  REPORTING
 PERSON WITH        ------    --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER:        2,407,345,359
                                                               (See Item 5)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                 2,407,345,359
                                                                (See Item 5)
-------   ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                   [_]
-------   ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          17.99%
                                                                    (See Item 5)
-------   ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:                              CO

--------------------------------------------------------------------------------

         This Amendment No. 42 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding and Edizione Finance, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         The information contained in Item 6 below is incorporated herein by reference. On July 12, 2006, Pirelli & C. purchased from Hopa certain shares of Olimpia representing 12.8% of Olimpia's total issued and outstanding share capital (and comprising 80% of Hopa's 16% stake in Olimpia) for a purchase price of approximately (euro)497,600,000. Pirelli & C. obtained the purchase price from its wholly-owned subsidiary, Pirelli Finance (Luxembourg) S.A., which in turn obtained the funds from its own available cash resources.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         The information contained in Item 6 below is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to the Hopa Agreement (as that term is defined in Item 6 of Amendment No. 17 to the Statement on Schedule 13D) and to the information relating thereto reported in Amendments No. 39 and 41 to the Statement on Schedule 13D. On July 12, 2006, Pirelli & C. purchased 80%, and Edizione Finance and Edizione Holding purchased the remaining 20%, of Hopa's 16% stake in Olimpia for an aggregate cash purchase price of approximately
(euro)622,000,000. After giving effect to those transactions, the share capital of Olimpia is held by Pirelli & C., Edizione Finance (together with Edizione Holding), UCI and BCI in the following respective proportions: 70.46%, 20%, 4.77% and 4.77%.



                               Page 4 of 7 pages

         Also on July 12, 2006, (i) Hopa purchased all of Olimpia's 19.999% stake in Holinvest for a cash purchase price of approximately (euro)86,000,000 and (ii) Olimpia and Holinvest executed a letter agreement (the "Holinvest Agreement") which places certain restrictions on Holinvest's ability to acquire or dispose of Telecom Italia Shares for a period of two years. Under the Holinvest Agreement, Holinvest grants to Olimpia a right of first refusal in connection with any proposed transfer by Holinvest of Telecom Italia Shares (i) to the extent that such transfer would result in Holinvest owning less than approximately 65% of the total number of Telecom Italia Shares that it owned as of July 12, 2006 or (ii) if, at the time of such proposed transfer, Holinvest owns less than approximately 65% of the number of Telecom Italia Shares that it owned as of July 12, 2006. Also, under the Holinvest Agreement, Holinvest (and, for so long as Hopa controls Holinvest, Hopa) is prohibited from acquiring any additional Telecom Italia Shares without the prior consent of Olimpia, provided that (i) Olimpia may not unreasonably withhold such consent with respect to any proposal to acquire up to an additional 1% in aggregate of the total number of issued and outstanding Telecom Italia Shares and (ii) Olimpia's consent is not required in respect of any acquisition by Holinvest of Telecom Italia Shares if, after giving effect to such acquisition, Holinvest's holding of Telecom Italia Shares would not exceed 3.68% of the total number of issued and outstanding Telecom Italia Shares. An English translation of the Holinvest Agreement is filed as Exhibit 99.

         On each of July 4, 2006 and July 12, 2006, Pirelli & C., Edizione Finance, Edizione Holding and Hopa issued a joint press release concerning the transactions described above in this Item 6. A copy of the July 4, 2006 press release is filed as Exhibit 100 and a copy of the July 12, 2006 press release is filed as Exhibit 101.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

99. Letter Agreement, dated as of July 12, 2006, between Olimpia and Holinvest. (English translation.)

100. Joint Press Release, dated as of July 4, 2006, issued by Pirelli & C., Edizione Finance, Edizione Holding and Hopa.

101. Joint Press Release, dated as of July 12, 2006, issued by Pirelli & C., Edizione Finance, Edizione Holding and Hopa.






                               Page 5 of 7 pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

  99. Letter Agreement, dated as of July 12, 2006, between Olimpia and Holinvest. (English translation.)

  100. Joint Press Release, dated as of July 4, 2006, issued by Pirelli & C., Edizione Finance, Edizione Holding and Hopa.

  101. Joint Press Release, dated as of July 12, 2006, issued by Pirelli & C., Edizione Finance, Edizione Holding and Hopa.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    July 20, 2006

                                   PIRELLI & C. S.p.A.


                                   By:    /s/ Anna Chiara Svelto
                                       ------------------------------------
                                        Name: Anna Chiara Svelto
                                        Title:  Attorney-in-fact


                                   OLIMPIA S.p.A.


                                   By:    /s/ Luciano Gobbi
                                       ------------------------------------
                                        Name: Luciano Gobbi
                                        Title:  Director and Attorney-in-fact




                               Page 6 of 7 pages